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W. THOMAS CONNER
DIRECT LINE: 202.383.0590
E-mail: thomas.conner@sutherland.com

                                November 13, 2009

Alison White, Esq.
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-8629

     Re:  Metropolitan Life Insurance Company
          Metropolitan Life Separate Account E
          Initial Registration Statement on Form N-4
          File Nos. 333-162586 and 811-4001

Dear Ms. White:

     On behalf of Metropolitan Life Insurance Company (the "Company") and its separate account, Metropolitan Life Separate Account E (the "Separate Account") we are providing the Company's responses to your comments of November 5, 2009 in connection with the above-referenced initial registration statement filed on October 20, 2009 for certain individual single premium deferred variable annuity contracts issued by the Company through the Separate Account (the "Contract"). Each of the Staff's comments is set forth below, followed by the Company's response.

1.   General
     -------

     a. COMMENT: Please confirm that the contract name on the front cover page of the prospectus will continue to be the same as the EDGAR class identifier associated with the contract.

          RESPONSE: The Company confirms that the Contract name on the front cover page of the prospectus will continue to be the same as the EDGAR class identifier associated with the Contract.

     b. COMMENT: Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the policy (other than reinsurance agreements) or whether the company will be solely responsible for paying out on any guarantees associated with the policy.

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Alison White, Esq.
November 13, 2009
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          RESPONSE: The Company does not have any type of guarantee or support agreement with a third party to support any of the guarantees under the Contract. The Company will be primarily responsible for paying out any guarantees associated with the Contract.

2.   Index of Special Terms, page 4
     ----------------------

          COMMENT: Several of the page numbers are incorrect. Please revise.

          RESPONSE: The Company revised the prospectus to correct the page numbers.

3.   Highlights, page 5
     ----------

     a. COMMENT: Please bold or otherwise highlight the statement that "Excess withdrawals (which include all withdrawals prior to the youngest annuitant reaching age 59 1/2) may significantly reduce the income you receive from the GWB feature, and an excess withdrawal that reduces the contract value to zero will terminate the contract (see "Guaranteed Withdrawal Benefit for Life--Managing Your Withdrawals" for more information)."

          RESPONSE: The Company revised the prospectus to bold the requested disclosure.

     b. COMMENT: Please reconcile your statement on page 5 that "You should purchase this contract only if you are buying it for the GWB feature" with your statement on page 25 that annuitizing the contract "may provide higher income amounts if the current annuity option rates applied to the contract value on the annuity date exceed the GWB Amount Payments." Also, please explain why someone would choose to withdraw money under the GWB feature vs. either of the annuity options.

          RESPONSE: The Company revised the prospectus to delete the statement on page 5 that reads: "[y]ou should purchase this Contract only if you are buying it for the GWB feature." In addition, the Company added the following disclosure in the GWB section: "You have the option of receiving withdrawals under the GWB feature or receiving payments under an annuity income option. You should consult with your registered representative when deciding how to receive income under this contract. In making this decision, you should consider many factors, including the relative amount of current income provided by the two options, the potential ability to receive higher future payments through potential increases to the GWB Value (as described below), your potential need to make additional withdrawals in the future, and the relative values to you of the death benefits

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Alison White, Esq.
November 13, 2009
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          available prior to and after annuitization."

          The Company notes that this is the same approach that was ultimately taken in File No. 333-161443.

4.   Total Portfolio Expenses and Investment Option Expenses Tables, pages 8-9
     --------------------------------------------------------------

          COMMENT: Please disclose the fees for the Fidelity VIP Money Market Portfolio and the related footnotes in the tables as you did in File No. 333-161443, filed on August 19, 2009.

          RESPONSE: The Company revised the prospectus to include the fees for the Fidelity VIP Money Market Portfolio in the portfolio expenses table and in the related footnotes.

5.   Annuity Date, page 19
     ------------

          COMMENT: If the contract is only offered in New York state, please revise the last sentence of the second paragraph to specify the "restrictions that may apply in your state." If applicable, please make similar changes to the Free Look disclosure.

          RESPONSE: The Company determined that there are no restrictions that apply only to New York so it removed the clause related to state variations.

6.   Appendix C - Required Minimum Distribution under the GWB, page 50
     --------------------------------------------------------

          COMMENT: Please correct the cross-reference in the last sentence of Example 3.

          RESPONSE: The Company corrected the cross-reference in the last sentence of Example 3.

7.   Powers of Attorney
     ------------------

          COMMENT: Please provide powers of attorney that relate specifically to this new registration statement as required by Rule 483(b) of the 1933 Act. This means that each power of attorney must: (a) list the `33 Act registration number of the initial filing; (b) specifically name the contract or fund whose prospectus and/or SAI is being registered; or
          (c) otherwise clearly describe or identify the specific contract being registered.

          RESPONSE: The Company confirms that the powers of attorney will relate

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Alison White, Esq.
November 13, 2009
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          specifically to this new registration statement.

8.   Financial Statements, Exhibits, and Other Information
     -----------------------------------------------------

          COMMENT: Financial statements, exhibits, and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

          RESPONSE: The Company confirms that the financial statements, exhibits, and other required disclosure not included in the initial registration statement will be filed in a pre-effective amendment to the registration statement.

9.   Tandy Comment
     -------------

          COMMENT: Notwithstanding our comments, in the event the fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

          . should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

          . the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

          . the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          RESPONSE: The Company will provide these representations under separate cover.

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Alison White, Esq.
November 13, 2009
Page 5

                                      * * *

          We hope you will find these responses satisfactory. If you have any questions or comments, please contact the undersigned at (202) 383-0590 or Lisa Flanagan at (202) 383-0873.

                                        Sincerely,


                                        /s/ W. Thomas Conner
                                        ----------------------------------------
                                        W. Thomas Conner

cc:  Michele Abate, Esq.
     John Towers, Esq.
     Lisa Flanagan, Esq.